Exhibit (a)(xiv)

      Lumenis intranet posting announcing extension of the Expiration Date

      We recently announced an offer to exchange certain stock options which eligible Lumenis employees have been granted. The time to elect to participate or withdraw from participating has been extended from April 28 to May 7.

      Because this extension affects our filing with the U.S. Securities and Exchange Commission, we have amended our tender offer. A copy of the amended tender offer amendment filing will be posted on our intranet site. We are also distributing a "Supplement" to the materials we previously sent to affected employees including new election and withdrawal forms. If you have already returned your election form, you do not need to complete a new form.

      If you have any questions, please contact the designated contact person for your country or your human resources representative.